TUPPER JONSSON  & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 1076-1

November 13, 2007

Mr. Mark A. Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Filed on EDGAR and by fax to:  (202) 772-9369

Dear Mr. Wojciechowski:

Re:

Acrex Ventures Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2006

Filed May 15, 2007

File No. 000-50031

This is an initial response to your letter dated October 25, 2007.  The information necessary to make the changes to the 20-F have to come from the Company’s external accountants and geological consultants.  I am hopeful that I will be in a position to provide you with an Amended 20-F not later than November 23, 2007.

In the meantime it would be useful if I could speak to you on the telephone relative to the requests you have made in Clause 2 of your letter relating to trends.  I would like to clarify what it is you are expecting considering that the Company is a small mineral exploration company with, presently, two property interests.  You have referred to, among other things, “profitability”.  The Company will have no potential profitability for some time.  Similarly, while the Company carries on exploration and administrative activities it does not have any operations per se and, accordingly, no “operating results”.

With respect to the acknowledgment requested under your “Closing Comments” I confirm that I am authorized to acknowledge on behalf of the Company that:

(a)

the Company is responsible for the adequacy and accuracy of the disclosure contained in its filings;

(b)

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;  and

(c)

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission, or any person under the Federal securities laws of the United States.

Sincerely,

- Carl Jonsson

CRJ:lrh

H:\My Documents\Acrex\ltr\Wojciechowski-SEC.doc